[redacted]

08027735

SEC
Mail Processing
Section

FEB 14 2008

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53621

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. Colson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Commerce Street Suite C
(No. and Street)

Greenville (City) NC (State) 27858-5030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Hwy 278, Suite 355, (Address) Covington, (City) GA (State) 30014 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLARD H. COLSON JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. H. Colson Securities, INC., as of 02/12/, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Willard H. Colson, Jr.
Signature

President
Title

Notary Public
My Commission Exp March 11, 2012

MICHAEL L GAY JR. NOTARY PUBLIC WILSON COUNTY, N.C.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. COLSON SECURITIES, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2007 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

W.H. COLSON SECURITIES, INC.

Table of Contents

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Schedule I - Computation of Net Capital 9

Independent Auditors' Report on Internal Control 10

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
W.H. COLSON SECURITIES, INC.

We have audited the accompanying statement of financial condition of W.H. Colson Securities, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H. Colson Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 7, 2008

3150 HWY 278, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

W.H. COLSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CURRENT ASSETS:		
Cash	$	70,104
Commissions receivable		81,028
Employee advances		2,220
Total current assets		153,352
OTHER ASSET - organizational costs, net of accumulated amortization of $3,000		-
TOTAL	$	153,352

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Commissions payable	$	59,028
Accounts payable and accrued expenses		4,818
Total liabilities		63,846
STOCKHOLDER'S EQUITY:		
Capital stock		1,000
Additional paid-in capital		166,000
Deficit		(77,494)
Total stockholder's equity		89,506
TOTAL	$	153,352

See Independent Auditors' Report and
Notes to Financial Statements.

W.H. COLSON SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

COMMISSIONS	$ 1,467,618
EXPENSES:	
Commissions and fees	1,130,504
Legal and professional fees	198,462
Salaries and wages	100,200
Taxes, licenses and permits	21,269
Rent	10,482
Telephone	10,303
Auto	5,493
Office	5,107
Insurance	3,248
Bank charges	937
Dues and subscriptions	663
Credit card charges	661
Amortization	400
Utilities	373
Meals and entertainment	210
Total expenses	1,488,312
Income before other income <expense>	(20,694)
OTHER INCOME <EXPENSE>	
FINRA consolidation income	35,000
Insurance	14,270
Settlement expense	(232,000)
Interest expense	(1,002)
Net other <expense>	(183,732)
NET <LOSS>	$ (204,426)

See Independent Auditors' Report and
Notes to Financial Statements.

W.H. COLSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

STOCKHOLDER'S EQUITY, JANUARY 1	$	283,932
Net <loss>		(204,426)
Stockholder contribution to additional paid-in capital		10,000
STOCKHOLDER'S EQUITY, DECEMBER 31	$	89,506

See Independent Auditors' Report and
Notes to Financial Statements.

W.H. COLSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:		
Net loss	$	(204,426)
Adjustments to reconcile net income to net cash used by operating activities:		
Amortization		400
Decrease in commissions receivable		10,284
Increase in employee advances		(654)
Decrease in commissions payable		(11,235)
Increase in accounts payable and accrued expenses		4,818
Net cash used by operating activities		(200,813)
FINANCING ACTIVITY - stockholder contributions		10,000
NET DECREASE IN CASH		(190,813)
CASH AT BEGINNING OF YEAR		260,917
CASH AT END OF YEAR	$	70,104

See Independent Auditors' Report and
Notes to Financial Statements.

W.H. COLSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

W.H. Colson Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various Exchanges and the National Association of Securities Dealers (NASD). The Company was formed as a Georgia corporation on June 1, 2001.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Income Taxes

The Company is a Subchapter S Corporation for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Amortization

Amortization is provided by use of the straight-line method over five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2007 is $81,028. Commissions payable for the year ended December 31, 2007 is $59,028.

3. OTHER INCOME <EXPENSE>

Included in other income on the statement of operations is $35,000 received from FINRA. The revenue was received due to the consolidation of the National Association of Securities Dealers (NASD) and the New York Stock Exchange Member Regulation. This is a one-time payment and one of the benefits of the aforementioned consolidation.

The Company charges each agent for their respective share of errors and omissions insurance. The amount is withheld from the agents commissions earned. At times, the fees are collected in advance of the Company paying the errors and omissions policy. For the year ended December 31, 2007, the Company collected $14,270 more in insurance premiums that were not remitted until the policy premium was due in 2008.

During 2007, the Company was a party two separate legal actions where different claimants requested damages from the Company. Without admitting any wrongdoing or liability, all parties agreed to settlement terms. The Company paid a total of $232,000 to these claimants which is reported on the statement of operations as settlement expense.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $87,286, which was $82,286 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 73.15%.

5. **COMMITMENTS**

The Company has an obligation for its office under an operating lease effective December 7, 2007 with an initial non-cancellable term of two years ending December 7, 2009. Aggregate annual rent is listed below:

Year-ending December 31:		
2008	$	11,820
2009		10,835
Total	$	22,655

Rent expense for the year ended December 31, 2007 was $10,482.

6. **RELATED PARTY TRANSACTIONS**

The Company and the sole shareholder have entered into a management expense sharing agreement (Agreement), whereby many of the expenses of the Company can be paid by the sole shareholder individually or by a company under common control. Additionally, under the Agreement, the sole shareholder will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1 (see also Note 4). Even though the agreement is still intact, all of the Company's expenses were paid by the Company in 2007.

The shareholder contributed an additional $10,000 which is recorded as additional paid-in capital on the statement of financial condition. The shareholder has no recourse to recapture or collect the paid-in capital from the Company and the Company has no obligation to repay these capital contributions to the sole shareholder or any other entity.

The sole shareholder was also paid $24,000 in salary that is reported on the statement of operations as salaries and wages.

The sole shareholder also owns 100% of two other companies. W.H. Colson & Associates, Inc. serves as a registered investment advisory service (RIA). W.H. Colson Insurance Agency sells insurance. For the year ended December 31, 2007, the Company received $196,380 from the commonly controlled RIA for commissions earned. Also for the year ended December 31, 2007, the Company received $116,695 from the insurance company under common control for commissions earned on variable insurance products.

7. **EXEMPTIVE PROVISION**

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

W.H. COLSON SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 89,506
DEDUCTIONS AND/OR CHARGES:	
Nonallowable asset - employee advances	(2,220)
NET CAPITAL	87,286
AGGREGATE INDEBTEDNESS:	
Commissions payable	59,028
Accounts payable and accrued liabilities	4,818
Total aggregate indebtedness	63,846
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	5,000
Excess net capital	82,286
Excess net capital at 1,000 percent	80,901
Percentage of aggregate indebtedness to net capital	73.15%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2007.

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

Board of Directors
W.H. COLSON SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary schedule of W.H. Colson Securities, Inc. (the "Company"), as of and for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Boudreau & Company

Atlanta, Georgia
February 7, 2008

END